UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 333-156531

Alpha Lujo, Inc.
(Exact name of registrant as specified in its charter)

150 Motor Pkwy, Ste 401, Hauppauge, NY	11788
(Address of principal executive offices)	(Zip Code)

347-982-5401

Issuer's telephone number

Common

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 107

Pursuant to the requirements of the Securities Exchange Act of 1934, Alpha Lujo, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: 08/03/2017	By:	/s/ Lewis Moore
Chief Operating Officer